Exhibit 99.1

SETTLEMENT AGREEMENT

This Settlement Agreement (this “Agreement”), dated October 22, 2020, is entered into by and among Gridsum Holding Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), Gridsum Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Gridsum Growth Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands that is a wholly owned subsidiary of Parent (“Merger Sub”), Kang Bo Si Nan (Beijing) Technology Co., Ltd. (康博司南（北京）科技有限公司), a company with limited liability incorporated under the laws of the People’s Republic of China (“Sponsor”) and FutureX Innovation SPC (on behalf of and for the account of New Technology Fund II SP as one of its segregated portfolios), an exempted company incorporated under the laws of the Cayman Islands and registered as a segregated portfolio company (“FutureX”).  The Company, Parent, Merger Sub, Sponsor and FutureX are referred to individually as a “Party” and collectively as the “Parties”.

RECITALS

A.                                    On May 5, 2018, the Company issued to FutureX a convertible note in the principal amount of US$40 million (the “Original Note”), pursuant to which the Company shall pay to the order of FutureX the principal amount of the Original Note, plus accrued and unpaid interest thereon, on the maturity date of November 5, 2019.  On March 3, 2020, the Company and FutureX entered into an Extension Agreement amending and supplementing certain terms and conditions of the Original Note (the Original Note as so amended and supplemented, the “Note”).  Capitalized terms not otherwise defined herein shall have the respective meanings given to them in the Note.

B.                                    On September 30, 2020, the Company, Parent and Merger Sub entered into that certain Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company being the surviving company (the “Merger”).

C.                                    On September 30, 2020, Sponsor issued an equity commitment letter (the “ECL”) to Gridsum Group Limited (“Holdco”) and Parent committing to contribute an aggregate amount of up to $115,000,000 to Holdco for purpose of funding a portion of the consideration for the Merger and related fees and expenses, subject to the terms and conditions thereof.

D.                                    Certain “Events of Default” have occurred under the Note and are currently continuing, and pursuant to the terms and conditions of the Note, the Company may not, consolidate with, merge with or into, or sell, convey, transfer or lease all or substantially all of its properties and assets to any other Person (including consummation of the Merger) if, immediately after giving effect to such transaction, any Event of Default shall have occurred and be continuing.

E.                                     The Parties desire to enter into this Agreement to provide for certain rights and obligations of the Parties with respect to the Note and the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Section 1                                              Settlement.

(a)                                 The Company shall pay or cause to be paid to FutureX, by wire transfer of immediately available funds, in U.S. dollars to the following bank account, a lump sum amount in cash equal to US$46,000,000 (the “Settlement Amount”) on the earliest of (i) the closing of the Merger pursuant to the Merger Agreement or any other transaction having a similar effect, (ii) the termination of the Merger Agreement, and (iii) March 31, 2021, which may be extended to June 30, 2021 by mutual written consent of the Company and FutureX solely for the purpose of satisfying the conditions set forth in Section 7.1(c) of the Merger Agreement (such earliest date, the “Settlement Date”).

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(b)                                 Each of the Parties agrees that notwithstanding the terms of the ECL, the equity commitment by Sponsor under the ECL shall be permitted to be used to fund the full amount of the Settlement Amount.

(c)                                  Effective upon and subject in all respects to the full payment of the Settlement Amount by or on behalf of the Company to FutureX on the Settlement Date, the Company shall be deemed to have satisfied and discharged in full and be released from all of its obligations (whether relating to the payment of any principal, interest, default interest or any other amount, or otherwise) under the Note and this Agreement and to have discharged in full and be released from any other obligations under the Note and this Agreement to FutureX and its Affiliates, and their respective agents, investors, employees, partners and any other FutureX-related party, person or entity, provided that if any portion of such payment made is at any time annulled, avoided, set aside, rescinded, invalidated, declared to be fraudulent, preferential, or void or voidable, or otherwise required to be refunded or repaid, under any bankruptcy Law or any other applicable Law or proceeding, equitable cause, or arbitration or other alternative dispute resolution judgment or proceeding of any kind, then the foregoing satisfaction, discharge and release shall be of no force and effect, and FutureX shall be accorded all of its rights and remedies at law, equity, or under contract with respect to the Note and this Agreement, notwithstanding the provisions of this Agreement, and any and all of the rights and remedies of FutureX with respect to the Note and this Agreement, the subject matter thereof and hereof, and the transactions contemplated hereby and thereby, shall be automatically reinstated without any action by any Person.

(d)                                 The Sponsor shall use its reasonable best efforts to procure the deposit of the RMB equivalent of US$115,000,000 into an escrow account maintained with Shanghai Pudong Development Bank, Beijing Branch, or such other bank of comparable reputation in China (the “Bank”) in the name of Sponsor on or prior to November 15, 2020, and shall as promptly as practicable following such deposit, furnish to FutureX (i) a written certificate from the Bank certifying, or any similar document evidencing, the existence of such amount of deposit at the Bank, and (ii) written documents evidencing the foregoing funds will be used to pay the full Settlement Amount to FutureX, among other purposes.

Section 2                                              Suspension of Certain Claims.

(a)                                 FutureX agrees that between the date hereof and the Settlement Date, it will not initiate any arbitration proceedings in Hong Kong or serve any statutory demand on the Company in the Cayman Islands, or engage in any other punitive legal or other action against the other Parties which would prevent the consummation of the Merger in accordance with the Merger Agreement, in each case based on any claim arising from any Event of Default with respect to the Note described in Section 2.4(a) or (b) of the Original Note or any breach giving rise to such Event of Default (the “Suspended Claims”).  For the avoidance of doubt, nothing herein shall limit any rights or remedies of FutureX arising from any Event of Default with respect to the Note described in Sections 2.4(c) through (g) of the Original Note or any other rights or remedies thereunder.

(b)                                 For the avoidance of doubt, in the event that the Company fails to make or cause to be made full payment of the Settlement Amount on the Settlement Date, FutureX shall be accorded all of its rights and remedies at law, equity, or under contract with respect to the Suspended Claims or the Note, notwithstanding the provisions of this Agreement, and any and all of the rights and remedies of FutureX with respect to the Suspended Claims shall be automatically reinstated without any action by any Person.

(c)                                  For the avoidance of doubt, FutureX may not rely on the failure of compliance by the applicable Party with respect to Section 1(a) or Section 1(d) if such failure was caused by FutureX’s failure to act in good faith to comply with Section 2(a).

Section 3                                              Representations and Warranties.  Each Party hereby represents and represents to the other Parties that:

(a)                                 It is duly incorporated and validly existing under the laws of the jurisdiction of its incorporation.

(b)                                 It has all requisite corporate power to enter into this Agreement and to perform its obligations hereunder.  The execution, delivery and performance of this Agreement by such Party have been duly authorized by all necessary corporate action on the part of such Party.  This Agreement has been duly executed and delivered by such Party and, assuming due authorization, execution and delivery by the other Parties, constitute legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, except as enforcement may be limited by general principles of equity or bankruptcy, insolvency and similar law affecting creditors’ rights and remedies generally.

(c)                                  The execution, delivery and performance by such Party of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate, conflict with or result in the breach of any provision of its memorandum and articles of association (or similar organizational documents), (ii) conflict with or violate any law applicable to it or any of its assets, properties or businesses, or (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which it is a party.

Section 4                                              Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of Hong Kong, without regard to the principles of conflict of laws.

Section 5                                              Dispute Resolution.  Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including its existence, validity, interpretation, performance, breach or termination or any dispute regarding non-contractual obligations arising out of or relating to it, shall be referred to and finally resolved by arbitration administered by HKIAC under the HKIAC Rules in force when the notice of arbitration is submitted.  The law of this arbitration clause shall be Hong Kong law.  The seat of arbitration shall be Hong Kong.  The arbitration tribunal shall consist of three arbitrators to be appointed in accordance with the HKIAC Rules.  Any Party may apply for a preservation order or seek other interim or injunctive relief, and judgment upon an award rendered in arbitration proceedings under this Note may be applied for and entered, in each case in any court of competent jurisdiction.

Section 6                                              Amendment and Wavier. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by the Parties.  Any provision of this Agreement or the Note may only be waived in writing signed by the Party against whom such waiver is sought and any such waiver shall apply only to the matter or instance specifically waived.  The failure by any Party hereto to insist upon strict performance of any of the terms or conditions of this Agreement or the Note shall not be deemed a waiver of any of the rights or remedies that such Party may have, and shall not be deemed a waiver of any subsequent breach or default.

Section 7                                              Entire Agreement.

(a)                                 This Agreement, the Note, the ECL, the Merger Agreement and the other documents delivered pursuant hereto and thereto constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof, and supersede all prior agreements and understandings, both oral and written, among the Parties with respect to such subject matter.  To the extent there is any conflict or inconsistency between any provision of this Agreement and any provision of the Merger Agreement with respect to the subject matter hereof, provisions of this Agreement shall prevail.

(b)                                 Except to the extent modified or supplemented by this Agreement, the Note and the rights and remedies of FutureX thereunder shall remain in full force and effect.

Section 8                                              Severability.  If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the Parties. In such event, the Parties shall use commercially reasonable efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement, which most nearly effects the Parties’ intent in entering into this Agreement.

Section 9                                              Counterparts.  This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 10                                       Specific Performance.  The Parties agree that irreparable damage would occur in the event that any provision of this Agreement is not performed by the Parties in accordance with the terms hereof and each Party shall be entitled to specific performance of the terms and provisions hereof, including an injunction or injunctions to prevent breaches of this Agreement by any Party, in addition to any other remedy at law or equity.  Each Party hereby waives (a) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (b) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.

Section 11                                       Time of the Essence.  Any time, date or period mentioned in any provision of this Agreement may be extended by mutual agreement among the Parties, but as regards any time, date or period originally fixed and not extended or any time, date or period so extended as aforesaid, time shall be of the essence.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed on the date first written above.

Gridsum Holding Inc.

By	/s/ Guosheng Qi
Name: Guosheng Qi
Title: Director

Gridsum Corporation

By	/s/ Guosheng Qi
Name: Guosheng Qi
Title: Director

Gridsum Growth Inc.

By	/s/ Guosheng Qi
Name: Guosheng Qi
Title: Director

Kang Bo Si Nan (Beijing) Technology Co., Ltd.

(康博司南（北京）科技有限公司)

By	/s/ Guosheng Qi
Name: Guosheng Qi
Title: Director

[Signature Page to Settlement Agreement]

FutureX Innovation SPC (on behalf of and for the account of New Technology Fund II SP as one of its segregated portfolios)

By	/s/ Zhang Qian
Name: Zhang Qian
Title: Director

[Signature Page to Settlement Agreement]